1117603

4-01-02

02037460

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2002

Embraer – Brazilian Aviation Company
(Translation of registrant's name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is hereby incorporated by reference into the filer's Registration Statement on Form F-3 (No. 333-14018).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: April 19, 2002

By: /s/ CARLOS ROCHA VILLELA

Name: Carlos Rocha Villela

Title: General Counsel

EXHIBIT INDEX

1. One copy of the Company's US GAAP Results Earnings Release for the year ended December 31, 2001, dated April 16, 2002, together with a translation into English.

EXHIBIT 1

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S/A ANUNCIA OS RESULTADOS DE 2001 EM US GAAP

As informações operacionais e financeiras da empresa, exceto onde de outra forma indicado, são apresentadas com base em números consolidados, em Dólares Norte Americanos (US$) e de acordo com o US Gaap. Para melhor entendimento da performance operacional da Empresa, ao final estão apresentadas algumas informações em Legislação Societária (Brazilian Gaap).

São José dos Campos, 16 de abril de 2002 – A Embraer (BOVESPA: EMBR3, EMBR4) (NYSE: ERJ) 4ª maior fabricante de aeronaves comerciais e maior exportadora brasileira, encerrou o ano 2001 com uma receita líquida de US$ 2.922,0 milhões, margem bruta de 38,6%, um lucro antes de impostos e despesas não operacionais (EBT) de US$ 547,5 milhões e uma margem EBT de 18,7%.

Demonstração de Resultados

As demonstrações contábeis consolidadas da Embraer – Empresa Brasileira de Aeronáutica S.A. foram preparadas e divulgadas de acordo com os princípios contábeis geralmente aceitos nos Estados Unidos da América, ou U.S. GAAP.

Para os anos anteriores a 31 de dezembro de 2001, nós apresentamos as informações consolidadas da Companhia utilizando a metodologia da correção monetária integral requerida pelo Conselho Federal de Contabilidade, as quais diferem em alguns aspectos relevantes dos princípios contábeis geralmente aceitos nos Estados Unidos da América. O lucro líquido e o patrimônio líquido da Companhia de acordo com os princípios contábeis geralmente aceitos no Brasil foram reconciliados para os princípios contábeis geralmente aceitos nos Estados Unidos da América para apresentar as diferenças existentes, exceto os efeitos contábeis inflacionários.

A partir de 1 de janeiro de 2001 mudamos nossas práticas contábeis para os princípios contábeis geralmente aceitos nos Estados Unidos da América, com o objetivo de divulgar melhores informações aos investidores; considerando que a moeda funcional da Companhia é o dólar americano devido as principais transações (Vendas, Compras, Empréstimos, etc.) serem indexadas à moeda estrangeira. Para consistência das apresentações as informações consolidadas apresentadas a seguir foram reprocessadas para refletir a mudança para os princípios contábeis geralmente aceitos nos Estados Unidos da América.

A seguir apresentamos uma análise comparativa, dos principais indicadores da demonstração de resultados consolidados da Embraer, referentes ao encerramento do exercício de 2000 e 2001 .

Demonstração de Resultados em US$ milhares exceto lucro por ADS	Período findo em 31 de Dezembro de	
	2001	**2000**
Receita líquida	2.922.019	2.756.505
Lucro bruto	**1.127.307**	**861.553**
Margem bruta (%)	*38,6%*	*31,3%*
Despesas operacionais	(475.929)	(399.413)
Participação nos lucros e resultados	(43.746)	(41.771)
Pesquisa e desenvolvimento	(129.278)	(67.193)
Lucro antes das receitas (despesas) financeiras (EBIT)	**651.378**	**462.140**
Margem operacional (%)	*22,3*	*16,8%*
Depreciação e amortização	46.417	30.596
EBITDA	**697.795**	**492.736**
Margem EBITDA (%)	*23,9%*	*17,9%*
Receitas (despesas) financeiras	85.195	340
Variações monetárias e cambiais	(18.932)	2.892
Lucro antes de impostos e despesas não operacionais (EBT)	**547.464**	**430.630**
Margem EBT (%)	*18,7%*	*15,6%*
Lucro líquido	**328.440**	**320.728**
Margem Líquida (%)	*11,2%*	*11,6%*
Média de ações ON – diluidas	242.544	242.544
Média de ações PN – diluidas	444.993	360.746
Lucro por ADS – diluído	2,00	2,20

Receita Líquida, Custo dos Produtos Vendidos e Margem Bruta

A receita líquida de 2001, de US$ 2.922,0 milhões, foi 6,0% maior que a apresentada no ano anterior, de US$ 2.756,5 milhões. Este aumento é um reflexo da diversificação das linhas de produtos e penetração em outros mercados como o da aviação corporativa.

Em 2001 foram entregues 155 aeronaves para o mercado regional, sendo 27 ERJ 135, 104 ERJ 145, 22 ERJ 140 e dois Brasília – EMB 120. Para o mercado corporativo e de defesa, que serão utilizadas no transporte de autoridades, foram entregues oito aeronaves – sete EMB 135 e um EMB 145. Já no ano anterior a Embraer entregou 157 aeronaves para o mercado regional – 45 ERJ 135, 112 ERJ 145, ainda foram entregues três EMB 135 para o mercado corporativo e de transporte de autoridades.

O custo dos produtos vendidos (CPV) atingiu US$ 1.794,7 milhões em 2001, ou 5,3% abaixo dos US$ 1.895,0 milhões registrado em 2000. Assim, no ano 2001 a margem bruta atingiu 38,6%, comparada a de 31,3% registrada em 2000. O aumento da margem bruta no período, de 7,3 pontos percentuais, foi em função, principalmente da desvalorização do Real no período de 18,7% , uma vez que aproximadamente 86,0% do CPV referem-se a custos com materiais e matéria prima, geralmente importados e denominados em US$, além do aumento de produtividade.

Despesas Administrativas e Comerciais

No período comparado, as despesas administrativas apresentaram um crescimento de 19,8%, passaram de US$ 75,4 milhões em 2000 para US$ 90,3 milhões em 2001. As despesas comerciais apresentaram um crescimento de 9,7%, passando de US$ 193,4 milhões em 2000 para US$ 212,1 milhões em 2001.

O aumento de 19,8% das despesas administrativas deve-se principalmente a adequação da estrutura gerencial administrativa de forma a atender a expansão da Empresa à ocupação de novos mercados, desenvolvimento de novas áreas de negócios e ao aumento da cadência de produção que vinha se programando antes dos atentados ocorridos em 11 de setembro último. De forma a se adequar a este novo cenário e, em conjunto com as medidas anunciadas em 28 de setembro pela Empresa, toda a política de contratação de novos empregados está sendo revisada, bem como programas de contenção de custos foram implementados, assim as mesmas ainda não apresentaram reflexos no encerramento do exercício.

O aumento das despesas comerciais de 9,7% no período é um reflexo da campanha para divulgação das aeronaves EMBRAER 170/190, além da expansão da área de vendas para novos mercados, como Ásia e China.

Pesquisa e Desenvolvimento (P&D)

Em 2001 foram investidos US$ 129,3 milhões em pesquisa e desenvolvimento de novos produtos e, na manutenção e melhoria dos produtos atuais, comparado aos US$ 67,2 milhões investidos em 2000. Este aumento deve-se principalmente ao desenvolvimento da nova família de jatos EMBRAER 170/190.

Outras Receitas (Despesas) Operacionais Líquidas

Ao encerramento do exercício de 2001 a Embraer registrou US$ 0,8 milhões como outras despesas operacionais líquidas contra US$ 22,4 milhões registradas no ano anterior. Esta variação deve-se principalmente ao reconhecimento, em 2001, de uma receita de US$ 14,1 milhões advinda de contribuições de parceiros do EMBRAER 170/190 cujas obrigações contratuais da Embraer foram cumpridas.
Em 2000, foi realizada uma provisão para cobertura de obrigação contratual do programa de desenvolvimento da aeronave AL-X no montante de US$ 6,0 milhões, decorrente do acidente ocorrido com esta aeronave, cujo montante estava coberto pelo seguro.

Participação nos Lucros e Resultados

O Programa de Remuneração Variável - Participação dos empregados nos lucros e resultados está vinculada ao plano de ação e alcance de objetivos específicos, à distribuição de dividendos aos acionistas da Embraer, e a obtenção de lucro de apurado pela Legislação Societária (Brazilian Gaap). Portanto, ao final do ano 2001 foram provisionados US$ 43,7 milhões a titulo de participação nos lucros e resultados, frente aos US$ 41,8 milhões distribuídos em 2000.

Lucro Operacional

Ao final de 2001, o lucro operacional, antes das receitas e despesas financeiras, incluindo-se a provisão de participação dos empregados nos lucros e resultados, a pesquisa e desenvolvimento do período e, a equivalência patrimonial foi de US$ 651,4 milhões e 40,9% superior ao lucro operacional apurado no ano anterior, de US$ 462,1 milhões. Assim, a Embraer alcançou margem operacional em 2001 e 2000 de 22,3% e 16,8% respectivamente.

EBITDA

No ano 2001, o EBITDA - *Earnings before interest, taxes, depreciation and amortization* foi de US$ 697,8 milhões e 41,6% superior aos US$ 492,7 milhões do ano anterior. A margem EBITDA no ano 2001 alcançou 23,9% comparada à uma margem de 17,9% em 2000. O aumento da margem EBITDA deve-se principalmente ao aumento da margem bruta conforme descrito anteriormente.

Receita (Despesa) Financeira Líquida

A Embraer obteve no ano 2001, uma receita financeira líquida de US$ 85,2 milhões comparada a uma receita de US$ 0,3 milhões em 2000. Este aumento é um reflexo do aumento das disponibilidades de caixa e aplicações financeiras ocorrida até o 3°. trimestre de 2001. Apesar da redução das disponibilidades em caixa e aplicações financeiras no período, a Embraer obteve uma receita de US$ 11,5 milhões relativa ao recebimento de juros do seu contas a receber (ver "Gestão Financeira").

As variações monetárias e cambiais líquidas, passaram de uma receita de US$ 2,9 milhões em 2000 para uma despesa de US$ 18,9 milhões em 2001. Esse resultado deve-se à desvalorização de 18,7% do Real frente ao Dólar no ano 2001 comparado a uma desvalorização de 9,30% ocorrida no ano 2000. Embora a Embraer utilize no US Gaap o Dólar como moeda funcional, as variações ocorridas nesta conta referem-se a ativos e passivos atrelados principalmente a moeda local, o Real, bem como a outras moedas, que devem ser ajustadas ao Dólar do final de cada período.

Lucro antes de Impostos e Despesas não Operacionais

Assim o lucro da Embraer antes de impostos e despesas não operacionais (EBT) em 2001 foi de US$ 547,5 milhões e, 27,1% superior ao EBT de 2000, de US$ 430,6 milhões. As margens EBT em 2001 e 2000 foram de 18,7% e 15,6%, respectivamente.

Receitas (Despesas) não Operacionais

Em 2001 a Embraer obteve uma despesa não operacional líquida de US$ 8,4 milhões. Em 2000 a Embraer obteve uma receita não operacional de US$ 6,0 milhões referente a um ganho de participação acionária com a formação da Joint Venture da Embraer com a Liebherr que subscreveu ações ao valor de mercado superior ao valor patrimonial.

Imposto de Renda

O imposto de renda e a contribuição social são apurados com base nos resultados apurados pela legislação societária (Brazilian Gaap), ajustados de acordo com os princípios do US GAAP.

Assim a Embraer registrou em 2001 um total de US$ 215,6 milhões de provisão de imposto de renda e contribuição social o que representou uma taxa efetiva pelo US Gaap de 30,4%. Em 2000 foram provisionados US$ 117,4 milhões, representando uma taxa efetiva de 24,9%.

Lucro Líquido

Por fim, o lucro líquido da Embraer em 2001, de US$ 328,4 milhões (equivalente a US$ 2,0 por ADS diluído) foi 2,4% superior que o lucro líquido do ano anterior, de US$ 320,7 milhões (equivalente a US$ 2,2 por ADS diluído). A margem liquida em 2001 foi de 11,2% comparada a margem de 11,6% obtida em 2000.

Gestão Financeira

Em 31 de dezembro de 2001 a posição de caixa da Embraer totalizava US$ 749,3 milhões. Na mesma data o endividamento total era de US$ 2.249,7 sendo US$ 567,8 milhões relacionados a endividamento de longo prazo. Ao final do ano a Empresa apresentava um endividamento líquido de US$ 345,1 milhões.

Dados de Balanço e Outras Informações	**Em 31 de Dezembro de 2001**	**2000**
	Em milhões de US$	
Caixa e aplicações financeiras	749,3	1.189,2
Contas a Receber	968,9	508,1
Estoques	1.037,8	616,2
Endividamento Bancário	1.094,4	781,4
Caixa (endividamento) liquido	(345,1)	407,8
Patrimônio líquido	1.029,8	794,4

A redução na posição de caixa líquido ocorrida ao final do ano 2001 comparado com o final do ano 2000, é função do aumento do contas a receber e do aumento nos estoques.

Durante os 3°. e 4°. trimestres de 2001, a Embraer suportou algumas entregas de aeronaves para alguns de seus clientes que estavam em processo de conclusão de suas operações de financiamento. Assim, a Empresa encerrou o ano 2001 com um contas a receber de US$ 968,9 comparado com US$ 508,1 milhões no final do ano 2000. Estima-se que estas operações de financiamento estejam concluídas ao final do primeiro semestre de 2002.

A reprogramação de entregas de aeronaves, causada, pelos trágicos acontecimentos de setembro, fez com que os estoques apresentassem um crescimento de 68,4%, que em 31 de dezembro de 2000 totalizavam US$ 616,2 milhões e passaram para US$ 1.037,8 milhões em 31 de dezembro de 2001. No entanto, as negociações realizadas com os fornecedores, dada a flexibilidade e tônica de parceria dos contratos existentes, fará com que estes estoques venham a ser consumidos ao longo dos primeiros seis meses de 2002.

Investimentos em Produtividade

Produtividade e Capacitação Industrial

Foram investidos em 2001, US$ 106,1 milhões na capacitação industrial da empresa, incluindo melhorias e modernização dos processos industriais e de engenharia, máquinas e equipamentos, cabendo ressaltar os investimentos na nova fábrica de Gavião Peixoto onde a nova pista de testes, de 5 Km de extensão, entrou em operação em outubro deste ano.

Informações Complementares em Legislação Societária (Brazilian Gaap)

A Embraer, no dia 26 de março de 2002, divulgou os resultados de acordo com a Legislação Societária (Brazilian Gaap), que de acordo com a legislação brasileira são as bases para o cálculo da distribuição de dividendos e do imposto de renda e contribuição social. A seguir apresentamos alguns dos resultados consolidados, de acordo com a legislação societária e em Reais.

A receita líquida em 2001 totalizou R$ 6.890,7 milhões, o lucro bruto apurado foi de R$ 2.864,8 milhões com uma margem bruta de 41,6%. O lucro operacional em 2001, (incluindo a participação nos lucros e resultados) totalizou R$ 1.927,8 milhões, com uma margem operacional de 28,0%. O EBITDA obtido no período foi de R$ 2.096,8 milhões e sua margem foi de 30,4%. O lucro antes de impostos foi de R$ 1.592,2 milhões (23,1% da receita líquida). O imposto de renda e contribuição social totalizaram R$ 486,5 milhões, representando uma taxa efetiva de 30,6%. O lucro líquido no período totalizou R$ 1.100,9 milhões (16,0% da receita líquida).

####

Para informações adicionais, contatar:
Embraer - Empresa Brasileira de Aeronáutica S/A

Anna Cecilia Bettencourt
(12) 3927 1106
acecilia@embraer.com.br

Milene Petrelluzzi
(12) 3927 3054
milene.petrelluzzi@embraer.com.br

Paulo Ferreira
(12) 3927 1011
ferreira.paulo@embraer.com.br

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

BALANÇO PATRIMONIAL CONSOLIDADO

Em milhares de Dólares – USGAAP

ATIVO:

	31 de Dezembro de	
	2001	**2000**
CIRCULANTE:		
Disponibilidades	749.301	1.189.231
Contas a receber	596.801	160.068
Estoques	1.037.795	616.192
Outros	189.471	143.827
Total do Circulante	**2.573.368**	**2.109.318**
REALIZÁVEL A LONGO PRAZO:		
Contas a receber	372.104	348.015
Outros	264.619	191.233
Total do Realizável a Longo Prazo	**636.723**	**539.248**
PERMANTE		
Investimentos	4.361	4.046
Imobilizado	381.418	273.994
Diferido	0	
Total do Permanente	**385.779**	**278.040**
Total do Ativo	**3.595.870**	**2.926.606**

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

BALANÇO PATRIMONIAL CONSOLIDADO

Em milhares de Dólares – USGAAP

PASSIVO:

	31 de Dezembro de	
	2001	2000
CIRCULANTE:		
'Financiamentos	526.626	365.203
Fornecedores	265.593	266.892
Adiantamentos de clientes	385.265	293.142
Outros	504.425	403.084
Total do Circulante	**1.681.909**	**1.328.321**
EXIGÍVEL A LONGO PRAZO		
Financiamentos	567.769	416.246
Adiantamentos de clientes	106.594	81.196
Outros	201.622	298.448
Total do Exigível a Longo Prazo	**875.985**	**795.890**
RESULTADO DE EXERCÍCIOS FUTUROS	0	209
PARTICIPAÇÃO DOS MINORITÁRIOS	8.170	7.747
PATRIMÔNIO LÍQUIDO	**1.029.806**	**794.439**
Total do Passivo	**3.595.870**	**2.926.606**

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

DEMONSTRAÇÃO DE RESULTADOS - CONSOLIDADO

Em milhares de Dólares – USGAAP

	Períodos findos em 31 de Dezembro de	
	2001	2000
VENDAS LÍQUIDAS	**2.922.019**	**2.756.505**
Custo dos produtos vendidos	(1.794.712)	(1.894.951)
LUCRO BRUTO	**1.127.307**	**861.554**
DESPESAS OPERACIONAIS:		
Administrativas e comerciais	(302.390)	(268.774)
Outras despesas operacionais líquidas	(515)	(21.675)
Pesquisa e desenvolvimento	(129.278)	(67.193)
Participação nos lucros e resultados	(43.746)	(41.771)
LUCRO OPERCIONAL ANTES DAS DESPESAS E RECEITAS FINANCEIRAS	**651.378**	**462.141**
Receitas (despesas) financeiras líquidas	85.195	340
LUCRO APÓS AS RECEITAS (DESPESAS) FINANCEIRAS	**736.573**	**462.481**
Variação cambial líquida	(18.931)	(12.659)
Ganho (perda) na conversão	(170.178)	(19.192)
LUCRO ANTES DOS IMPOSTOS E DESPESAS (RECEITAS) NÃO OPERACIONAIS	**547.464**	**430.630**
Receitas (despesas) não operacionais líquidas	(8.426)	5.955
RESULTADO ANTES DO IMPOSTO DE RENDA	**539.038**	**436.585**
Provisão para Imposto de Renda	(215.615)	(117.379)
Participação dos Minoritários	(423)	1.522
Mudança de Práticas Contábeis- FASB 133	5.440	0
LUCRO LÍQUIDO DO EXERCÍCIO	**328.440**	**320.728**
Lucro por ADS Básico em US$	2,28	2,60
Lucro por ADS Diluído em US$	2,00	2,20

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

FLUXO DE CAIXA - CONSOLIDADO

Em milhares de Dólares - USGAAP

	Doze meses encerrados em 31 de Dezembro de	
	2001	2000
Atividades operacionais:		
Lucro líquido para o período	328.440	320.728
Itens que não afetam o caixa:		
Depreciações e amortizações	46.417	30.596
Provisão para créditos de liquidação duvidosa	6.461	6.035
Perdas na alienação de ativo permanente	444	2.180
Baixa do diferido	0	0
Baixa do resultado de exercício futuro	(209)	(322)
Provisão para perdas	0	(453)
Imposto de renda e contribuição social diferidos	41.333	(17.125)
Juros sobre parcelamentos de impostos, debêntures e Empréstimos	34.717	42.453
Provisão para (reversão de) contingências	177	7.912
Variação monetária e cambial	175.793	33.946
Equivalência patrimonial em subsidiária não consolidada	(310)	(736)
Participação minoritária	423	(1.522)
Variação cambial de subsidiárias consolidadas	0	0
Baixa de investimentos	0	3
Ajustes acumulados de conversão	2.736	(1.091)
Total Atividades Operacionais	**636.422**	**422.605**
MUDANÇAS NOS ATIVOS E PASSIVOS CIRCULANTES-		
Contas a receber	(443.194)	(49.408)
Estoques	(421.603)	156.636
Despesas pagas antecipadamente	(14.037)	(4.125)
Impostos a recuperar	(12.203)	13.705
Outras contas a receber	(28.344)	3.643
Fornecedores	(1.299)	66.860
Imposto de renda e contribuição social a recolher	8.470	25.281
Provisões diversas	37.630	121.025
Adiantamentos de clientes	92.123	82.136
Impostos a recolher	58.126	56.700
Outras	(2.851)	36.523
Total Mudanças Ativos e Passivos Circulantes	**(727.182)**	**508.976**

	Doze meses encerrados em 31 de Dezembro de 2001	2000
MUDANÇAS NOS ATIVOS E PASSIVOS DE LONGO PRAZO		
Contas a receber	(24.089)	193.380
Impostos a recuperar	(268)	(391)
Outras contas a receber	16.193	2.906
Despesas pagas antecipadamente	(6.516)	0
Contas a pagar	(11.403)	2.326
Adiantamentos de clientes	25.398	(31.444)
Resultado de exercícios futuros	0	26
Provisões diversas	(4.009)	(14.713)
Impostos a recolher	(4.765)	(19.072)
Participação minoritária	0	9.269
Mudanças nos ativos e passivos de longo prazo	**(9.459)**	**142.287**
CAIXA GERADO PELAS ATIVIDADES OPERACIONAIS	**(100.219)**	**1.073.867**
ATIVIDADES DE INVESTIMENTO:		
Vendas de imobilizado	173	285
Empréstimos compulsórios	(1.721)	(1.676)
Adições ao imobilizado	(154.847)	(121.707)
Adições ao diferido	0	0
Adições no investimento	(5)	0
Caixa usado nas atividades de investimento	**(156.400)**	**(123.098)**
ATIVIDADES FINANCEIRAS:		
Financiamentos pagos	(1.212.024)	(1.330.528)
Financiamentos obtidos	1.492.190	1.089.811
Pagamento de parcelamentos de impostos	(2.137)	(3.126)
Depósitos em garantia	(94.389)	(7.021)
Dividendos pagos	(107.800)	(89.169)
Juros sobre o capital próprio pagos	(71.429)	(37.123)
Pagamento de debêntures	(1.401)	(2.074)
Contribuições de parceiros	16.079	120.420
Aumento de capital	59.110	243.656
Reserva de Capital	24.578	3.512
Capitalização de Debêntures	(81.928)	(11.700)
Caixa usado nas atividades financeiras	**20.849**	**(23.342)**
AUMENTO LÍQUIDO DO DISPONÍVEL	**(235.770)**	**927.428**
Disponível no início do exercício	1.189.231	304.085
Ganho e Perda na Conversão	(204.160)	(42.282)
DISPONÍVEL NO FINAL DO PERÍODO	**749.301**	**1.189.231**

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S/A ANNOUNCES RESULTS FOR 2001 IN US GAAP

The company's operational and financial information is based, except where otherwise indicated, on consolidated financial information presented in United States dollars (US$) and prepared in accordance with US GAAP. For a greater understanding of the Company's operating performance, certain information is presented at the end according to Brazilian Corporate Law (Brazilian GAAP).

São José dos Campos, April 16, 2002 – Embraer (BOVESPA: EMBR3, EMBR4) (NYSE: ERJ), the fourth largest commercial aircraft manufacturer and largest Brazilian exporter, closed the 2001 financial year with net sales of US$ 2,922.0 million, a gross margin of 38.6%, income before taxes and non-operating expenses (EBT) of US$ 547.5 million and an EBT margin of 18.7%.

Income Statement

Embraer's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

In previous years, we presented consolidated financial information using price-level accounting methodology prescribed by the Brazilian Federal Accountancy Council, which differs in certain significant respects from generally accepted accounting principles in the United States (US GAAP). Net income as well as shareholders' equity under Brazilian GAAP was reconciled to U.S. GAAP to show the differences, other than the effects of inflation accounting.

Starting January 1, 2001 will present our consolidated financial information prepared in accordance with U.S. GAAP, since the Company's functional currency is the U.S. dollar, with its principal transactions (sales, purchase, loans, etc.) denominated primarily in US dollars. For consistent presentation, all of the consolidated financial information contained in this release has been restated in accordance with U.S. GAAP.

Below we present a comparative analysis of the principal items of Embraer's consolidated income statement for the 2000 and 2001 financial years.

Income Statement in thousands except % and earnings per ADS	Financial Year	
	2001	**2000**
Net sales	2,922,019	2,756,505
Gross profit	**1,127,307**	**861,553**
Gross margin (%)	*38.6%*	*31.3%*
Operating expenses	(475,929)	(399,413)
Employee Profit sharing	(43,746)	(41,771)
Research and development	(129,278)	(67,193)
Income from operations before financial income (expenses)	**651,378**	**462,140**
Operating Margin (%)	*22.3%*	*16.8%*
Depreciation and amortization	46,417	30,596
EBITDA	**697,795**	**492,736**
EBITDA margin (%)	*23.9%*	*17.9%*
Financial income (expenses), net	85,195	340
Monetary & exchange variations, net	(18,932)	2,892
Income before taxes and non operating expenses (EBT)	**547,464**	**430,630**
EBT margin (%)	18.7%	*15.6%*
Net income	**328,440**	**320,728**
Net margin (%)	*11.2%*	*11.6%*
Average ON shares – diluted	242,544	242,544
Average PN shares – diluted	444,993	360,746
Earnings per ADS – diluted	**2.0**	**2.2**

Net Sales, Cost of Goods Sold and Gross Margin

Net sales for 2001 of US$ 2,922.0 million were 6.0% higher than net sales of US$ 2,756.5 million in 2000. This increase is a result of the diversification of product lines and penetration into new markets such as corporate aviation.

In 2001, 155 aircraft were delivered to the regional market, comprising 27 ERJ 135, 104 ERJ 145, 22 ERJ 140 and two Brasília – EMB 120. In the corporate and defense markets and for government transport, eight aircraft were delivered – seven EMB 135 and one EMB 145. In the previous year Embraer delivered 157 aircraft for the regional market – 45 ERJ 135, 112 ERJ 145, and also three EMB 135 for the corporate market and transport government.

Our cost of goods sold (COGS) was US$1,794.7 million in 2001, or a 5.3% decrease compared to US$ 1,895.0 million recorded in 2000. As a result the gross margin in 2001 reached 38.6%, compared with 31.3% recorded in 2000. The increase in gross margin over the period of 7.3% was principally a result of the devaluation of the Real over the period of 18.7%, since approximately 86% of COGS corresponds to materials and raw materials costs, generally imported and quoted in US$; in addition to an increase in productivity.

Administrative and Selling Expenses

Over the comparison period administrative expenses showed an increase of 19.8% from US$ 75.4 million in 2000 to US$ 90.3 million in 2001. Sales expenses increased 9.7% from US$ 193.4 million in 2000 to US$ 212.1 million in 2001.

The 19.8% increase in administrative expenses is primarily due to adjustments to administration and management to accomodate the Company's expansion into new markets, development of new business areas and the increase in the rate of production begun before the September 11th terrorist attacks in New York City and Washington DC. To adapt to the new markets and industry conditions after September 11 and in conjunction with the measures announced on September 28 by the Company, cost containment programs were implemented including a reduction of workforce. However, the results for 2001do not reflect these changes.

The increase in selling expenses of 9.7% over the period is a consequence of the campaign to publicize the EMBRAER 170/190 aircraft, in addition to the expansion of sales into new markets such as Asia and China.

Research and Development (R&D)

US$ 129.3 million was invested in 2001 in research and development for new products and in the maintenance and improvement of existing products, compared with US$ 67.2 million invested in 2000. This increase is primarily the result of development of the new EMBRAER 170/190 family of jets.

Other Net Operating Revenues (Expenses)

At the end of the 2001 financial year, Embraer recorded US$ 0.8 million in other net operating expenses as compared to US$ 22.4 million recorded in the prior year. This variation was principally due to the recognition in 2001 of revenue of US$ 14.1 million from contributions by risk sharing partners in the EMBRAER 170/190 program, in accordance with contractual obligations with Embraer were discharged. A provision was made in 2000 to cover the contractual obligation for the development program of the AL-X aircraft to an amount of US$ 6.0 million resulting from an accident with the aircraft, which was covered by insurance.

Profit-Sharing

The Variable Remuneration - Profit-sharing Program for employees is linked to achieving specific objectives, the distribution of dividends to Embraer shareholders and a profit recorded in accordance with Brazilian Corporate Law (Brazilian GAAP). Therefore US$ 43.7 million was provisioned for profit-sharing in 2001 compared with the US$ 41.8 million distributed in 2000.

Income from Operations

At the end of 2001, income from operations before financial income (expense), including the provision for employee profit-sharing, research and development for the period and equity gains on subsidiaries, was US$ 651.4 million, 40.9% higher than that in the prior year of US$ 462.1 million. As a result Embraer achieved operating margins in 2001 and 2000 of 22.3% and 16.8% respectively.

EBITDA

In the year 2001, EBITDA - Earnings before interest, taxes, depreciation and amortization were US$ 697.8 million, 41.6% higher than EBITDA of US$ 492.7 million in the prior year. The EBITDA margin in 2001 reached 23.9%, compared with a margin of 17.9% in 2000. The increase in EBITDA is principally due to the increase in gross margin described above.

Net Financial Revenue (Expense)

Embraer's net financial revenue in 2001 was US$ 85.2 million compared with a revenue of US$ 0.3 million in 2000. This increase is a result of interest earned on increased cash balances and short-term financial investments through the 3rd quarter of 2001. Despite the reduction in cash balances and short-term investments during the period, Embraer's revenues were US$ 11.5 million from interest payments on accounts receivable (see "Financial Management").

Net monetary and exchange variations increased from an revenue of US$ 2.9 million in 2000 to an expense of US$ 18.9 million in 2001. This result was due to the 18.7% devaluation of the Real against the Dollar in 2001, compared with a devaluation of 9.30% in 2000. Although Embraer uses the dollar as the functional currency in US GAAP, the variations in this account refer to changes in assets and liabilities principally quoted in the local currency, the Real, and other currencies that are adjusted to the dollar at the end of each period.

Income before Taxes and Non-operating Expenses

Therefore Embraer's income before taxes and non-operating income (expenses) - EBT in 2001 was US$ 547.5 million, 27.1% higher than the EBT for 2000 of US$ 430.6 million. EBT margins in 2001 and 2000 were 18.7% and 15.6% respectively.

Non-operating Revenue (Expense)

In 2001 Embraer recorded a non-operating expense of US$ 8.4 million. In 2000 Embraer recorded a non-operating income of US$ 6.0 million corresponding to a gain on the equity of a joint venture between Embraer and Liebherr, which sold shares at a market value exceeding the book value.

Income Tax

Income tax and social contribution are calculated based on the results returned according to corporation law (Brazilian GAAP), adjusted according to the principles of US GAAP.

Therefore Embraer recorded a total provision of US$ 215.6 million for income tax and social contribution, which represents an effective rate according to US GAAP of 30.4%. US$ 117.4 million was recorded in 2000, representing an effective rate of 24.9%.

Net Income

Finally Embraer's net income in 2001 of US$ 328.4 million (equivalent to US$ 2.0 per ADS diluted) was 2.4% higher than net income for the prior year of US$ 320.7 million (equivalent to US$ 2.2 per ADS diluted). The net margin in 2001 was 11.2%, compared to the 11.6% net margin in 2000.

Financial Management

As of December 31, 2001, Embraer's cash position totaled US$ 749.3 million. On the same date total indebtedness was US$ 2,249.7, of which US$ 567.8 million was long-term debt. At year-end the Company had a net indebtedness of US$ 345.1 million.

Balance Sheet and Other Data	December 31, 2001	2000
	US$ million	
Cash and cash equivalents	749.3	1,189.2
Account receivables	968.9	508.1
Inventories	1,037.8	616.2
Loans	1,094.4	781.4
Net cash (debt)	(345.1)	407.8
Shareholders' equity	1,029.8	794.4

The reduction in the net cash position at the end of 2001 compared to the end of 2000 is a result of the increases in accounts receivable and inventories.

During the 3rd and 4th quarters of 2001, Embraer delivered some aircraft to certain customers that were in the process of concluding financing. As a result the Company closed 2001 with an accounts receivable of US$ 968.9, compared with US$ 508.1 million at the end of 2000. It is estimated that the financing for these aircraft will be completed by the end of the first-half of 2002.

The reprogramming of aircraft deliveries caused by the tragic events in September caused inventories to increase 68.4%, which on December 31, 2000 totaled US$ 616.2 million and increased to US$ 1,037.8 million as of December 31, 2001. However based on negotiations with suppliers, and the flexibility and spirit of partnership of the existing contracts, these inventories are expected to be consumed during the first six months of 2002.

Investments in Productivity

Productivity and Increases in Industrial Capacity

In 2001 US$ 106.1 million was invested to increase the Company's production capacity, including improvements and modernization of industrial and engineering processes, machinery and equipment. In the new Gavião Peixoto plant, a new 5 km test runway started operations in October of 2001.

Supplementary Information according to Corporate Law (Brazilian GAAP)

On March 26, 2002 Embraer disclosed the results in accordance with corporate law (Brazilian GAAP), which according to Brazilian legislation must be used as a basis for calculating the distribution of dividends, income tax and social contribution. We present below selected consolidated results in accordance with corporation law and in Reais.

Net revenues in 2001 totaled R$ 6,890.7 million. The gross profit returned was R$ 2,864.8 million, with a gross margin of 41.6%. Operating profit in 2001 (including profit-sharing) totaled R$ 1,927.8 million, with an operating margin of 28.0%. EBITDA during the period was R$ 2,096.8 million and the margin was 30.4%. Pre-tax income was R$ 1,592.2 million (23.1% of net revenue). Income tax and social contribution totaled R$ 486.5 million, representing an effective rate of 30.6%. Net income for the period totaled R$ 1,100.9 million (16.0% of net revenues).

####

For additional information please contact:
Embraer - Empresa Brasileira de Aeronáutica S/A

Anna Cecilia Bettencourt
(12) 3927 1106
acecilia@embraer.com.br

Milene Petrelluzzi
(12) 3927 3054
milene.petrelluzzi@embraer.com.br

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED BALANCE SHEETS – US GAAP

Expressed in thousands US Dollars

ASSETS

	As of December 31,	
	2001	**2000**
CURRENT ASSETS:		
Cash and cash equivalents	749,301	1,189,231
Trade accounts receivable	596,801	160,068
Inventories	1,037,795	616,192
Other	189,471	143,827
Total current assets	**2,573,368**	**2,109,318**
NONCURRENT ASSETS:		
Trade accounts receivable	372,104	348,015
Other	264,619	191,233
Total noncurrent assets	**636,723**	**539,248**
PERMANENT ASSETS:		
Investments	4,361	4,046
Property, plant and equipment	381,418	273,994
Deferred charges	0	
Total permanent assets	**385,779**	**278,040**
Total assets	**3,595,870**	**2,926,606**

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED BALANCE SHEETS – US GAAP

Expressed in thousands US Dollars

LIABILITIES AND SHAREHOLDERS' EQUITY

	As of December 31,	
	2001	2000
CURRENT LIABILITIES:		
Loans	526,626	365,203
Suppliers	265,593	266,892
Customers' advances	385,265	293,142
Other	504,425	403,084
Total current liabilities	**1,681,909**	**1,328,321**
LONG-TERM LIABILITIES :		
Loans	567,769	416,246
Customers' advances	106,594	81,196
Other	201,622	298,448
Total long-term liabilities	**875,985**	**795,890**
DEFERRED INCOME	0	209
MINORITY INTEREST	8,170	7,747
SHAREHOLDERS' EQUITY	**1,029,806**	**794,439**
Total liabilities and shareholders' equity	**3,595,870**	**2,926,606**

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED INCOME STATEMENT – US GAAP

Expressed in thousands US Dollars

	Year Ended December 31, 2001	Year Ended December 31, 2000
NET SALES	**2,922,019**	**2,756,505**
Cost of sales	(1,794,712)	(1,894,951)
GROSS PROFIT	**1,127,307**	**861,554**
OPERATING EXPENSES:		
Selling & administrative	(302,390)	(268,774)
Other, net	(515)	(21,675)
Research & development	(129,278)	(67,193)
Employee profit sharing	(43,746)	(41,771)
INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES)	**651,378**	**462,141**
Financial income (expenses), net	85,195	340
INCOME FROM OPERATIONS AFTER FINANCIAL INCOME (EXPENSES)	**736,573**	**462,481**
Monetary and exchange variations, net	(18,931)	(12,659)
Transaction gain/loss	(170,178)	(19,192)
INCOME BEFORE TAXES AND NON OPERATING INCOME (EXPENSES)	**547,464**	**430,630**
Nonoperating income (expenses), net	(8,426)	5,955
INCOME BEFORE TAXES ON INCOME	**539,038**	**436,585**
Provision for income tax	(215,615)	(117,379)
Minority interest	(423)	1,522
Accounting practice change	5,440	
NET INCOME	**328,440**	**320,728**
Earnings per ADS - Basic in US$	2.28	2.60
Earnings per ADS - Diluted in US$	2.00	2.20

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED CASH FLOW – US GAAP

Expressed in thousands US Dollars

	Twelve Months ended December 31,	
	2001	**2000**
Operating activities:		
Net income	328,440	320,728
Adjustments to reconcile net income to net cash provided by operating activities-		
Depreciation and amortization	46,417	30,596
Provision for doubtful accounts	6,461	6,035
Loss (Gain) on permanent asset disposals	444	2,180
Write-off of deferred charges	0	0
Reversal of deferred income	(209)	(322)
Provision for losses	0	(453)
Deferred income and social contribution taxes	41,333	(17,125)
Interest on loans, tax installments and debentures	34,717	42,453
Provision for (Reversal of) contingencies	177	7,912
Monetary and exchange variations, net	175,793	33,946
Equity in unconsolidated subsidiary	(310)	(736)
Minority interest	423	(1,522)
Exchange variations in consolidated subsidiary	0	0
Investments write off	0	3
Cumulative translation adjustments	2,736	(1,091)
Net cash provided by operating activities	**636,422**	**422,605**
Changes in current assets and liabilities:		
Accounts receivable	(443,194)	(49,408)
Inventories	(421,603)	156,636
Prepaid expenses	(14,037)	(4,125)
Recoverable taxes	(12,203)	13,705
Other receivables	(28,344)	3,643
Suppliers	(1,299)	66,860
Accrued taxes on income	8,470	25,281
Accrued liabilities	37,630	121,025
Customer advances	92,123	82,136
Taxes and social charges payable	58,126	56,700
Other	(2,851)	36,523
Changes in current assets and liabilities	**(727,182)**	**508,976**

	Twelve Months ended December 31, 2001	Twelve Months ended December 31, 2000
Changes in noncurrent assets and liabilities:		
Accounts receivable	(24,089)	193,380
Recoverable taxes	(268)	(391)
Other receivables	16,193	2,906
Accounts payable	(11,403)	2,326
Customer advances	25,398	(31,444)
Deferred income	0	26
Accrued liabilities	(4,009)	(14,713)
Taxes payable	(4,765)	(19,072)
Minority interest	0	9,269
Changes in noncurrent assets and liabilities	**(9,459)**	**142,287**
Net cash provided by operating activities	**(100,219)**	**1,073,867**
Investing activities:		
Sale of property, plant and equipment	173	285
Compulsory loans	(1,721)	(1,676)
Additions to property, plant and equipment	(154,847)	(121,707)
Additions to deferred charges	0	0
Additions to investments	(5)	0
Net cash used in investing activities	**(156,400)**	**(123,098)**
Financing activities:		
Loans repaid	(1,212,024)	(1,330,528)
New loans obtained	1,492,190	1,089,811
Payment of refinanced taxes	(2,137)	(3,126)
Guarantee deposits	(94,389)	(7,021)
Dividends paid	(107,800)	(89,169)
Interest on capital	(71,429)	(37,123)
Payment of debentures	(1,401)	(2,074)
Grants from risk sharing suppliers	16,079	120,420
Increase in capital	59,110	243,656
Capital Reservation	24,578	3,512
Debentures Capitalization	(81,928)	(11,700)
Net cash provided by (used in) financing activities	**20,849**	**(23,342)**
Net increase in cash and cash equivalents	**(235,770)**	**927,428**
Cash and cash equivalents, beginning of the period	1,189,231	304,085
Transaction gain or loss on cash and equivalents	(204,160)	(42,282)
Cash and cash equivalents, end of the period	**749,301**	**1,189,231**